July 23, 2021

VIA EDGAR
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Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Zacks Trust; File Nos. 333-232634 and 811-23435

Dear Ms. Brutlag,

On March 18, 2021, Zacks Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Zacks Earnings Constant Portfolio ETF (the “Fund”). On April 12, 2021, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General:

Comment 1. We note that portions of the Registration Statement are incomplete. Please ensure that the fee table, example, identity of the auditor, audit consent, seed audit, and information regarding the board of trustees of the Registrant are provided in an amendment.

Response. The Registrant has provided the missing information in an amendment.

Comment 2. Please provide the ticker symbol for review prior to the effectiveness of the Registration Statement.

Response. The Registrant will provide the ticker symbol as requested.

Comment 3. We believe the use of the word “constant” in the Fund’s name could be misleading to investors as it could imply a lack of vulnerability to volatility or that the Fund’s portfolio is static. Please revise the name accordingly.

Response. The Registrant has revised the Fund’s name to “Zacks Earnings Consistent ETF.”

Prospectus:

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

Comment 4. In the Fee Table, please confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus. Please also confirm whether the Fund is expected to have any acquired fund fees and expenses given that it is listed in the exclusions in the footnote regarding the expense limitation agreement.

Response. The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus. The Registrant also confirms that the Fund is expected to have acquired fund fees and expenses of less than 1 basis point, but acquired fund fees and expenses are listed in the exclusions to the expense cap to the extent the Fund has any from the use of cash sweep accounts or otherwise.

Comment 5. In the Fee Table, please add a footnote saying that other expenses are estimated.

Response. The Registrant has revised the disclosure as requested.

Comment 6. In the first sentence of the second paragraph in “Principal Investment Strategies,” please clarify the sentence with respect to whether the term “highest” is in reference to the size of the EPS or to stability only.

Response. The Registrant has clarified the disclosure as follows:

The Fund’s portfolio is composed of 50-120 U.S. exchange-listed companies with the highest stability in their historic and forecasted earnings per share (“EPS”) ~~stability~~.

Comment 7. In the first sentence of the third paragraph in “Principal Investment Strategies,” it notes that the Fund may invest in small capitalization securities. Please confirm that the top 400 equity securities listed in the U.S. equity market that are not in the Financial, Energy, Utility, Precious Metal, and Commodity sectors includes small capitalization securities, and not just mid and large capitalization securities.

Response. The Registrant so confirms and has revised the disclosure to clarify the market capitalization of the securities.

The Advisor selects the Fund’s portfolio securities from a universe of the top ~~400~~ 250 equity securities listed in the U.S. equity market that are not in the Financial, Energy, Utility, Precious Metal, and Commodity sectors, plus the top 150 equity securities in the Industrials sector, which may be a combination of large, mid, and small capitalization companies.

Comment 8. Please revise “Management Risk” in “Principal Investment Risks for the Fund” as portions of the disclosure seem inapplicable.

Response. The Registrant has revised the disclosure as requested.

Comment 9. Please confirm that the Item 4 disclosure is a summary of the Item 9 disclosure.

Response. The Registrant so confirms.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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